Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2019

3Q19 Added 23,663 New Subscribers

Revenues Up 3.7% YoY to RMB254.2 Million ($37.0 Million)

Operating Income Increased to RMB92.6 Million ($13.5 Million)

Conference Call to be Held on February 26, 2019 at 8:00 a.m. ET

HONG KONG, China, February 25, 2019 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the third quarter and first nine months of fiscal year 2019 ended December 31, 2018.

Third Quarter of Fiscal 2019 Highlights

•                  Revenues increased by 3.7% year over year (“YoY”) to RMB254.2 million ($37.0 million).

•                  New subscribers and accumulated subscriber base were 23,663 and 728,2791, respectively.

•                  Gross profit increased by 3.9% YoY to RMB205.9 million ($30.0 million).

•                  Gross margin increased marginally from 80.9% in the prior year period to 81.0%.

•                  Operating income increased by 18.1% YoY to RMB92.6 million ($13.5 million).

•                  Operating income before depreciation and amortization and share-based compensation expenses2 (“non-GAAP operating income”) was down by 4.9% YoY to RMB105.3 million ($15.3 million), in light of higher sales and marketing expenses.

•                  Net income attributable to the Company’s shareholders was RMB61.4 million ($8.9 million) compared to RMB69.9 million in the prior year period, after taking into account the unrealized holding loss of RMB28.4 million ($4.1 million) for equity securities, or more commonly known as mark-to-market loss, following the adoption of a new accounting standard3.

•                  Net cash provided by operating activities for the third quarter of fiscal 2019 was RMB183.7 million ($26.7 million).

First Nine Months of Fiscal 2019 Highlights

•                  Revenues for the first nine months of fiscal 2019 increased by 4.4% YoY to RMB735.1 million ($106.9 million).

•                  New subscriber sign-ups were 67,172, and accumulated subscriber base expanded to 728,2791.

•                  Gross profit increased by 5.3% YoY to RMB596.5 million ($86.8 million).

•                  Operating income increased by 23.2% YoY to RMB292.8 million ($42.6 million).

•                  Non-GAAP operating income2 increased by 6.5% YoY to RMB332.1 million ($48.3 million).

•                  Net income attributable to the Company’s shareholders was RMB200.0 million ($29.1 million) compared to RMB206.6 million in the prior year period, after taking into account the unrealized holding loss of RMB 68.7 million ($10.0 million).

•                  Net cash provided by operating activities for the first nine months of fiscal 2019 was RMB570.6 million ($83.0 million).

“During the third quarter, we augmented our sales and marketing efforts as market conditions have shifted to a more cautious consumer spending environment. Consequently, our new subscribers increased by 3.3% from the previous quarter and were in line with our expectations.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “Although economic and industry uncertainties remain, we are committed to achieving our annual subscriber target for fiscal 2019. To expand revenue sources and enhance our leading position, we will remain flexible and adjust to market conditions as necessary to maximize our financial performance and explore potential development opportunities.”

Summary — Third Quarter and First Nine Months Ended December 31, 2017 and 2018

	Three Months Ended December 31,			Nine Months Ended December 31,
(in thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	244,993	254,178	36,969	703,787	735,103	106,916
Gross Profit	198,167	205,947	29,954	566,535	596,451	86,750
Operating Income[4]	78,380	92,595	13,468	237,669	292,803	42,586
Unrealized Holding Loss For Equity Securities[3]	—	(28,385)	(4,128)	—	(68,651)	(9,985)
Net Income Attributable to the Company’s Shareholders	69,854	61,360	8,927	206,584	200,016	29,091
Earnings per Share[5] (RMB/US$)
– Basic	0.61	0.51	0.07	1.83	1.66	0.24
– Diluted	0.61	0.51	0.07	1.83	1.65	0.24

Revenues Breakdown (%)
Processing Fees and Other Services	66.7%	61.9%		66.0%	61.5%
Storage Fees	33.3%	38.1%		34.0%	38.5%

New Subscribers (persons)	24,229	23,663		70,399	67,172
Total Accumulated Subscribers (persons)	640,311	728,279 [1]		640,311	728,279 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
(in thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	182,702	183,689	26,716	624,412	570,623	82,994
Net cash used in investing activities	(25,342)	(13,754)	(2,000)	(47,359)	(29,702)	(4,320)
Net cash used in financing activities	(2,015)	—	—	(2,015)	(18,173)	(2,643)

Third Quarter of Fiscal 2019 Financial Results

REVENUES. Revenues increased by 3.7% YoY to RMB254.2 million ($37.0 million) in the third quarter of fiscal 2019. The increase was mainly driven by the Company’s expanding total subscriber base, which was partially offset by the YoY decrease in new subscribers.

Revenues generated from storage fees increased by 18.6% YoY to RMB96.9 million ($14.1 million) in the reporting quarter. The accumulated subscriber base as of December 31, 2018, was 728,2791. Storage fee revenues accounted for 38.1% of total revenues compared to 33.3% in the prior year period.

Revenues generated from processing fees and other services in the third quarter was RMB157.3 million ($22.9 million). 23,663 new subscriber sign-ups were recorded during the reporting quarter, down by 2.3% YoY but up by 3.3% quarter over quarter (“QoQ”), in spite of conservative consumer behavior during the reporting quarter. Revenues generated from processing fees accounted for 61.9% of total revenues compared to 66.7% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter increased by 3.9% YoY to RMB205.9 million ($30.0 million). Gross margin improved slightly to 81.0% from 80.9% in the prior year period.

OPERATING INCOME. Despite higher sales and marketing expenses due to increased efforts to recruit new subscribers, operating income in the third quarter increased by 18.1% YoY to RMB92.6 million ($13.5 million), because of the absence of share-based compensation expense related to the Company’s restricted share units (“RSUs”) scheme. In the prior year period, there was RMB19.8 million in share-based compensation expense whereas no such expense has been recognized since April 1, 2018. Operating margin improved to 36.4%. Depreciation and amortization expenses for the reporting quarter remained at RMB12.7 million ($1.9 million), similar to the prior year period. Accumulatively, non-GAAP operating income2 was RMB105.3 million ($15.3 million), compared to RMB110.8 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses for the third quarter increased by 8.2% YoY to RMB64.9 million ($9.4 million) as the Company continued to invest in its sales and marketing capabilities. The Company increased its sales force to more than 750 people, representing an increase in head count of over 20%. Marketing and promotional activities were heavier during the third quarter of fiscal 2019 as the Company hosted and sponsored multiple conferences and exhibitions, promoting industry advancements to potential clients as well as to the broader medical community. Sales and marketing expenses as a percentage of revenues increased moderately to 25.5% from 24.5% of the same quarter last year, remained in check.

General and Administrative Expenses. During the reporting quarter, general and administrative expenses decreased by 21.2% YoY to RMB44.8 million ($6.5 million), which was mainly driven by the absence of share-based compensation expense related to the Company’s RSUs scheme. General and administrative expenses as a percentage of revenues declined to 17.6% from 23.2% in the same quarter of the previous year.

OTHER INCOME AND EXPENSES.

Unrealized holding loss for equity securities. In the reporting period, the Company recognized RMB28.4 million ($4.1 million) unrealized holding loss for equity securities, or more commonly known as mark-to-market loss, as other expenses under the new accounting standard. Such loss was mainly attributable to the investments in Cordlife Group Limited (“CGL”). In the prior year period, unrealized holding gains for equity securities of RMB3.4 million was recorded as other comprehensive loss3.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As the increase in operating income was impaired by the mark-to-market loss, income before income tax for the third quarter decreased by 12.4% YoY to RMB75.2 million ($10.9 million). Income tax expense for the third quarter was down to RMB13.4 million ($2.0 million) from RMB15.6 million in the prior year period. Net income attributable to the Company’s shareholders for the third quarter decreased by 12.2% YoY to RMB61.4 million ($8.9 million). Net margin for the third quarter was 24.1%.

EARNINGS PER SHARE5. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2019 were RMB0.51 ($0.07) compared to RMB0.61 in the prior year period. The difference was largely a result of a greater number of shares outstanding compared to the prior year.

First Nine Months of Fiscal 2019 Financial Results

For the first nine months of fiscal year 2019, total revenues increased by 4.4% YoY to RMB735.1 million ($106.9 million). The increase was mainly attributable to an increase in the Company’s storage fee revenues from its growing accumulated subscriber base. Revenues from storage fees increased by 18.1% YoY to RMB282.7 million ($41.1 million) and revenues from processing fees and other services were down by 2.6% YoY to RMB452.4 million ($65.8 million). Gross profit increased by 5.3% YoY to RMB596.5 million ($86.8 million). Operating income increased by 23.2% YoY to RMB292.8 million ($42.6 million). Non-GAAP operating income2 increased by 6.5% YoY to RMB332.1 million ($48.3 million). Net income attributable to the Company’s shareholders was RMB200.0 million ($29.1 million) compared to RMB206.6 million in the prior year period, after taking into account the unrealized holding loss of RMB68.7 million ($10.0 million) for equity securities following the adoption of a new accounting standard3. Basic and diluted earnings per share5 attributable to ordinary shares were RMB1.66 ($0.24) and RMB1.65 ($0.24), respectively, compared to RMB1.83 in the same period last year. Net cash provided by operating activities in the first nine months of fiscal 2019 was RMB570.6 million ($83.0 million) compared to RMB624.4 million in the prior year period.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, February 26, 2019, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 70721948#.

1 During the three and nine months ended December 31, 2018, 23,663 and 67,172 new subscribers were recruited, respectively. The Company reclassified 74 and 511 private cord blood units as donated cord blood units during the three months and nine months ended December 31, 2018 after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 728,279 as of December 31, 2018.

2 See exhibit 3 of this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 Unrealized holding loss for equity securities was recognized as other expenses instead of other comprehensive losses as practiced previously because of the adoption of Accounting Standards Update No. 2016-01 from April 1, 2018. During the three months ended December 31, 2017 and 2018, unrealized holding loss for equity securities was RMB3.4 million and RMB28.4 million ($4.1 million), respectively.

4 The reported operating income for the three months and nine months ended December 31, 2017 and 2018 included the following:

(i)             Depreciation and amortization expenses for the three months ended December 31, 2017 and 2018 were RMB12.7 million and RMB12.7 million ($1.9 million). Depreciation and amortization expenses for the nine months ended December 31, 2017 and 2018 were RMB37.8 million and RMB39.3 million ($5.7 million); and

(ii)          For the three and nine months ended December 31, 2017, share-based compensation expenses related to the Company’s RSUs scheme were RMB19.8 million and RMB36.4 million, respectively, whereas no such expense or reversal was recorded in the current quarter since the RSUs were fully vested in the quarter ended March 31, 2018.

5 Taking into account the 7,080,000 shares (related to the RSU scheme) issued and deposited to a trust sponsored and funded by the Company, in addition to 113,524,742 outstanding shares for the three months and nine months ended December 31, 2017, basic and diluted earnings per ordinary share would be RMB0.58 and RMB1.73 for the three and nine months ended December 31, 2017. During the quarter ended September 30, 2018, 726,333 scrip dividend shares were issued. Therefore, 121,687,974 and 121,551,075 shares were issued and outstanding as of December 31, 2018.

Use of Non-GAAP Financial Measures

GAAP results for the three and nine months ended December 31, 2018, include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ended December 31, 2018 were made at the noon buying rate of RMB6.8755 to $1.00 on December 31, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, and December 31, 2018

	March 31,	December 31,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,781,591	695,454
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; December 31, 2018: RMB82,197 (US$11,955))	107,818	96,846	14,086
Inventories	27,718	23,039	3,351
Prepaid expenses and other receivables	22,276	27,064	3,936
Total current assets	4,408,422	4,928,540	716,827
Property, plant and equipment, net	552,960	546,839	79,534
Non-current deposits	233,115	245,194	35,662
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; December 31, 2018: RMB74,677 (US$10,861))	101,809	101,034	14,695
Inventories	71,758	75,695	11,009
Intangible assets, net	102,065	98,600	14,341
Investment in equity securities	153,882	98,334	14,302
Other investment	189,129	189,129	27,508
Deferred tax assets	31,295	41,405	6,022
Total assets	5,844,435	6,324,770	919,900

LIABILITIES
Current liabilities
Accounts payable	11,372	13,379	1,946
Accrued expenses and other payables	73,023	84,214	12,248
Deferred revenue	366,373	395,069	57,460
Income tax payable	17,407	17,909	2,605
Total current liabilities	468,175	510,571	74,259
Non-current deferred revenue	1,874,014	2,056,445	299,098
Other non-current liabilities	362,876	393,726	57,265
Deferred tax liabilities	20,628	19,904	2,895
Total liabilities	2,725,693	2,980,646	433,517

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of December 31, 2018	83	83	12
Additional paid-in capital	2,053,866	2,101,582	305,662
Treasury stock, at cost (March 31 and December 31, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(409)
Accumulated other comprehensive losses	(54,654)	(78,665)	(11,441)
Retained earnings	1,116,873	1,316,115	191,421
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,336,300	485,245
Non-controlling interests	5,389	7,824	1,138
Total equity	3,118,742	3,344,124	486,383
Total liabilities and equity	5,844,435	6,324,770	919,900

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2017 and 2018

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	244,993	254,178	36,969	703,787	735,103	106,916
Direct costs	(46,826)	(48,231)	(7,015)	(137,252)	(138,652)	(20,166)
Gross profit	198,167	205,947	29,954	566,535	596,451	86,750
Operating expenses
Research and development	(2,930)	(3,672)	(534)	(9,273)	(10,053)	(1,462)
Sales and marketing	(59,947)	(64,858)	(9,433)	(159,549)	(167,761)	(24,400)
General and administrative	(56,910)	(44,822)	(6,519)	(160,044)	(125,834)	(18,302)
Total operating expenses	(119,787)	(113,352)	(16,486)	(328,866)	(303,648)	(44,164)
Operating income	78,380	92,595	13,468	237,669	292,803	42,586
Other income/(expenses), net
Interest income	5,416	7,168	1,043	16,033	19,271	2,803
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	7	(2)	—	118	(77)	(11)
Unrealized holding loss for equity securities	—	(28,385)	(4,128)	—	(68,651)	(9,985)
Dividend income	634	—	—	634	976	142
Others	1,405	3,799	553	3,547	2,984	434
Total other income/(expenses), net	7,462	(17,420)	(2,532)	17,075	(45,497)	(6,617)
Income before income tax	85,842	75,175	10,936	254,744	247,306	35,969
Income tax expense	(15,639)	(13,410)	(1,950)	(45,885)	(44,855)	(6,524)
Net income	70,203	61,765	8,986	208,859	202,451	29,445
Net income attributable to non-controlling interests	(349)	(405)	(59)	(2,275)	(2,435)	(354)
Net income attributable to Global Cord Blood Corporation’s shareholders	69,854	61,360	8,927	206,584	200,016	29,091

Earnings per share:
Attributable to ordinary shares
- Basic	0.61	0.51	0.07	1.83	1.66	0.24
- Diluted	0.61	0.51	0.07	1.83	1.65	0.24

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(12,961)	828	120	(33,068)	38,305	5,571
- Unrealized holding losses in available-for-sale equity securities	3,383	—	—	(27,104)	—	—
Total other comprehensive (losses)/income	(9,578)	828	120	(60,172)	38,305	5,571
Comprehensive income	60,625	62,593	9,106	148,687	240,756	35,016

Comprehensive income attributable to non-controlling interests	(349)	(405)	(59)	(2,275)	(2,435)	(354)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	60,276	62,188	9,047	146,412	238,321	34,662

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months Ended December 31, 2017 and 2018

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	78,380	92,595	13,468	237,669	292,803	42,586
Depreciation and amortization expenses[6]	12,660	12,737	1,853	37,766	39,274	5,712
Share-based compensation expense[7]	19,757	—	—	36,379	—	—
Non-GAAP operating income	110,797	105,332	15,321	311,814	332,077	48,298

6 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets, respectively.

7 Share-based compensation expense relates to the Company’s RSU scheme of which the shares have been fully vested in the quarter ended March 31, 2018, accordingly there will be no share-based compensation expense relating to those RSUs amortized in future periods.